[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8974
Fax: (212) 859-4000
meredith.mackey@friedfrank.com

September 28, 2018

VIA EDGAR

Mara L. Ransom
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	International Money Express, Inc. Registration Statement on Form S-1 Filed August 20, 2018 File No. 333-226948

Dear Ms. Ransom:

This letter sets forth the response of International Money Express, Inc. (the “Company”) to the comment letter, dated September 13, 2018, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on August 20, 2018. In order to facilitate your review, we have reproduced each of the Staff’s comments in its entirety in the original numbered sequence, with the response to a particular comment set out below the comment.

Concurrently with this correspondence, the Company is publicly filing Amendment No. 1 to its Registration Statement on Form S-1 (the “Amended Registration Statement”). When indicated, the responses described below are contained in the Amended Registration Statement. References to page numbers in this letter refer to the pagination of the Amended Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

General

1.
Please revise your prospectus to clarify whether you are registering common stock for sale in a primary offering only or whether you are conducting both a primary offering and a secondary offering by selling shareholders.  In this regard, we note your disclosure that you will receive net proceeds from the exercise of the warrants but not from the sale of the underlying shares.  To the extent you are conducting a secondary offering, please revise your prospectus to provide the disclosures required by Item 507 of Regulation S-K.

Response:

The Company has revised pages 3, 34 and 86 of the Amended Registration Statement to clarify that it is registering common stock underlying currently outstanding warrants in a primary offering only.

Incorporation By Reference, page 89

2.
Please revise your prospectus to remove this section or provide us with your analysis regarding your eligibility to incorporate by reference on Form S-1.  In this regard, we note that companies that were either shell companies or blank check companies during the past three years are ineligible to incorporate by reference on Form S-1.  Please refer to General Instruction VII.D of Form S-1.

Response:

The Company has revised the Amended Registration Statement to remove the section “Incorporation by Reference” and to update the sections “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Intermex,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FinTech” and the condensed consolidated financial statements as of and for the periods ended June 30, 2018 and 2017 for both Intermex and FinTech to include information previously incorporated by reference therein.

Should you have any questions or comments, please feel free to call me at (212) 859-8974.

Sincerely,

/s/ Meredith Mackey
Meredith Mackey

cc:	Robert Lisy (International Money Express, Inc.)
Tony Lauro II (International Money Express, Inc.)
Steven Epstein (Fried, Frank, Harris, Shriver & Jacobson LLP)